02057034

NO ACT
P.E 7-3-02
1-15317

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

September 4, 2002

Gavin Stuttard
Latham & Watkins
650 Town Center Drive
Suite 2000
Costa Mesa, CA 92626-1925

Act	1934
Section	
Rule	14A-8
Public Availability	9/4/2002

Re: ResMed, Inc.
Incoming letter dated July 3, 2002

Dear Mr. Stuttard:

This is in response to your letter dated July 3, 2002 concerning the shareholder proposal submitted to ResMed by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 North Fairfax Street
Suite 500
Alexandria, VA 22314-2075

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July 3, 2002

FILE NO. 023593-2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ResMed Inc. – Stockholder Proposal Submitted by the Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

This letter is to inform you of the intention of our client, ResMed Inc. ("ResMed"), to omit from its proxy statement and form of proxy (its "Proxy Materials") for its 2002 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Sheet Metal Workers' National Pension Fund ("the Proponent"). The Proposal states:

> Resolved, that the shareholders of ResMed Inc. ("Company") hereby request that the Company's Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives.

The Proponent's letter, dated May 29, 2002, setting forth the Proposal and Supporting Statement is enclosed herewith.

On behalf of our client, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal and the Supporting Statement may be excluded from the 2002 Proxy Materials on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of ResMed's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. ResMed expects to mail its definitive 2002 Proxy Materials on September 25, 2002. Accordingly, pursuant to

Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before ResMed files its definitive 2002 Proxy Materials with the Commission.

As discussed more fully below, ResMed believes that the Proposal and the Supporting Statement may properly be excluded from the 2002 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(7), because the Proposal relates to ResMed's "ordinary business operations;" and

2. Rule 14a-8(i)(10), because the Proposal has been substantially implemented.

BACKGROUND

The Proposal asks that ResMed's Board of Directors adopt a resolution requiring ResMed to show the annual cost of stock options issued to its executives on its annual income statement. Implementation of the Proposal would require ResMed to adopt a change of accounting principles so that stock options would be accounted for as provided under the so-called "fair value-based method" described in Statement of Financial Accounting Standards No. 123 ("SFAS 123"). That method measures compensation cost at the grant date based on the fair value of the award and recognizes it as an expense in the income statement over the service period, which is usually the vesting period. The fair value-based method of accounting for stock-based compensation is not required by generally accepted accounting principles ("GAAP") and is not otherwise required by applicable law.

SFAS 123 provides that a company may account for stock-based compensation plans by applying either the fair value-based method or the "intrinsic value-based method" provided under APB Opinion No. 25. Under the intrinsic value-based method, compensation cost is the excess of the market price of the stock at the measurement date (which is typically the grant date) over the exercise price, the amount the employee must pay to buy the stock.

ResMed has historically granted stock options to substantially all of its employees, not just its executives; ResMed currently has approximately 1200 worldwide. Paragraph 14 of SFAS 123 requires that an entity apply the same accounting method in accounting for all of its stock-based employee compensation arrangements, so ResMed is not permitted to account for options granted to executives under a different method from that used for options granted to other employees. Consequently, implementing the Proposal would require that ResMed change its choice of accounting methods for all stock options granted to all employees, whether they are executives or not. As discussed below, the Staff has consistently held that proposals seeking to require a company to record the annual cost of stock options granted to all employees on the company's income statement could be excluded on the basis that it related to "choice of accounting methods."

Regardless of which method of accounting a company applies, paragraphs 45 through 48 of SFAS 123 require certain information to be included in the financial statements. ResMed, along with the vast majority of public companies, has elected to continue using the intrinsic value-based method of accounting for stock-based compensation plans as prescribed in Opinion No. 25. ResMed has historically set the exercise price of its stock options at no less than the market price of the underlying stock on the grant date. Therefore, in general, there is no expense related to stock options recorded on ResMed's income statement. ResMed complies with the SFAS 123 requirement that companies using the intrinsic value-based method provide pro forma footnote disclosure in its financial statements of net income and earnings per share as if the fair value-based method had been used. Thus, information on the impact of the fair value of stock options granted is readily available to the reader of ResMed's financial statements.

Notwithstanding the fact that the fair value-based method is an alternative method of accounting for stock-based compensation, the Proponent seeks to mandate ResMed's use of the fair value-based method by requiring the recording of the fair value of stock options granted to executives in the income statement.

DISCUSSION

1. The Proposal and Supporting Statement address matters that relate to ResMed's ordinary business operations and, therefore, may be excluded under Rule 14a-8(i)(7).

The Proposal may be omitted pursuant to Rule 14a-8(i)(7), which permits the exclusion of stockholder proposals that address matters relating to a company's "ordinary business operations." In several recent letters, the Staff concurred that proposals that would require the company to record the annual cost of stock options on the company's income statement could be omitted pursuant to Rule 14a-8(i)(7), specifically noting that it related to "choice of accounting methods." *See* Intel Corporation (February 27, 2001); and AT&T Corp. (January 8, 2001). This position is consistent with previous Staff positions that proposals addressing choice of accounting methods relate to a company's ordinary business operations and may be excluded on that basis. In addition, the Staff has consistently concurred that proposals addressing financial reporting and accounting policies not required by GAAP or by disclosure standards under applicable law may be excluded as relating to a company's ordinary business operations. Finally, the Staff has also consistently concurred that proposals addressing general compensation matters relate to a company's ordinary business operations and may be excluded on that basis.

As described in the Commission's Release No. 34-40018 (May 21, 1998), the "ordinary business" exclusion rests on two central considerations. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Second, the exclusion in Rule 14a-8(i)(7) prevents stockholders from micro-managing a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." ResMed believes that the Proposal implicates both of the underlying concerns of the ordinary business rule and is thus excludable.

A. Choice of Accounting Methods

SFAS 123 presents companies with a clear choice regarding how to account for stock-based employee compensation arrangements. The Proponent's Proposal seeks to alter the choice that has been made by ResMed's management under SFAS 123 by requiring that ResMed use the fair value-based method of accounting. The Staff has consistently concurred that proposals addressing choice of accounting methods are excludable under Rule 14a-8(i)(7). In Intel Corporation (February 27, 2001); and AT&T Corp. (January 8, 2001), the Staff concurred proposals that would require the company to record the annual cost of stock options granted to all employees on the company's income statement could be excluded as "relating to ordinary business operations (i.e., choice of accounting methods)." As discussed above, due to the requirement under SFAS 123 that all stock-based compensation be accounted for using the same method, the Proposal has essentially the same effect as those considered in the Intel and AT&T letters. In addition, many previous Staff letters reflect the position that proposals addressing choice of accounting methods generally are excludable under Rule 14a-8(i)(7). For example, in The Travelers Group Inc. (Feb. 5, 1998), a stockholder requested that the company adopt the proposed Financial Accounting Standards Board rules for accounting for derivatives. The stockholder expressed concern that the company's current accounting methods understated the risks inherent in its dealings in derivatives. The Staff permitted exclusion of the proposal under Rule 14a-8(i)(7) "because it relate[d] to the Company's ordinary business operations (i.e., accounting methods)." In Conseco, Inc. (April 18, 2000), stockholders requested that a committee of the company's Board of Directors develop and enforce policies to ensure that accounting methods and financial statements adequately reflect the risks of subprime lending. The stockholders expressed concern over possible losses from inadequate risk analysis. The Staff permitted exclusion under Rule 14a-8(i)(7) because the proposal involved "accounting methods and the presentation of financial statements in reports to shareholders."

B. Financial Reporting and Accounting Policies Not Required by GAAP or by Disclosure Standards Under Applicable Law

Closely related to the discussion above is the Staff's consistent concurrence that proposals involving financial reporting and accounting policies that are not required by GAAP or by disclosure standards under applicable law are excludable under Rule 14a-8(i)(7) because they concern matters relating to the conduct of ordinary business operations. For example, in American Stores Co. (Apr. 7, 1992), a stockholder proposed that the company's annual report to stockholders include earnings, profits, and losses for each subsidiary, and for each of its major retail operations. The Staff permitted exclusion of the proposal under the ordinary business exclusion because the proposal sought the reporting of information that was not required by GAAP or by disclosure standards under applicable law. See also Minnesota Mining and

Manufacturing Co. (Mar. 23, 1988) (permitting, on the same basis, exclusion of a proposal that the company include an alternate gold standard summary in its annual report to stockholders); Pacific Gas & Electric Co. (Dec. 13, 1989) (permitting, on the same basis, exclusion of a proposal that requested, among other things, that the taxes and interest paid per share be included in the company's quarterly statements). As set forth in SFAS 123, the fair value-based method of accounting for stock-based employee compensation is not a required method, and consequently the Proposal involves financial reporting and accounting policies that are not required under GAAP.

C. General Compensation Matters

The fact that the Proposal refers to stock options issued to executives does not remove it from relating to ordinary business matters. The Proposal would affect the manner in which the company accounts for all employee stock options, not just options granted to executives, since paragraph 14 of SFAS 123 requires that an entity apply the same accounting method in accounting for all of its stock-based employee compensation arrangements. A proposal aimed at general compensation matters concerning all employees relates to the conduct of the company's ordinary business operations, and is thus excludable under Rule 14a-8(i)(7). In AT&T Corp. (Feb. 9, 2000), a stockholder proposal requested that the company "limit shares that the CEO, directors and corporations [sic], and their immediate families may own; limit stock options; and offer stock options to all AT&T company employees." The company took the position that the proposal could be excluded under Rule 14a-8(i)(7) because it related to AT&T's compensation regime for all employees, not just executives and directors. The Staff concurred in exclusion on that ground. In Synopsys, Inc. (April 1, 2002), a stockholder requested that the company submit all of its equity compensation plans to stockholders for approval. In notifying the Staff of its intention to exclude the proposal, the company noted that the proposal was not limited to executive compensation, but rather concerned equity compensation plans designed for the benefit of employees generally. The Staff permitted exclusion under Rule 14a-8(i)(7), noting that the proposal concerned "general compensation matters." Thus, even if Proponent's Proposal is interpreted as involving a compensation matter, the Proposal applies to employees generally and is excludable under Rule 14a-8(i)(7).

2. The Proposal has been substantially implemented and, therefore, may be omitted under Rule 14a-8(i)(10).

The Proposal may be omitted pursuant to Rule 14a-8(i)(10), which provides that a proposal may be omitted "if the company has already substantially implemented the proposal". The information relating to stock options that the Proposal requests to be disclosed in ResMed's financial reports with respect to stock options granted to executives is already included in the footnotes section of the financial statements included in ResMed's Annual Report on Form 10-K with respect to all stock options granted by ResMed each year. In footnote 8, "Stockholders' Equity – Stock Options", ResMed discloses the reduction in ResMed's net income and earnings per ResMed common share as if ResMed had elected to recognize compensation costs based on the fair value at the date of grant for awards. This disclosure is consistent with the disclosure-only provisions of Financial Accounting Standards Number 123 for Stock-Based Compensation. ResMed also discloses detailed information about the number and characteristics of stock options that have been granted. Since ResMed is already disclosing substantially the same information requested by the Proponent, we believe the Proposal may be excluded under Rule 14a-8(i)(10), as the Proposal has been substantially implemented by ResMed.

CONCLUSION

For the reasons set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal and its Supporting Statement are excluded from ResMed's Proxy Materials. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff s Rule 14a-8(d) response. Please do not hesitate to call me at (714) 540-1235 if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours,

Gavin Stuttard

Gavin Stuttard
of LATHAM & WATKINS

Enclosures
cc: Matthew Hernandez
Craig Rosenberg
Walter Flicker

Rec. 5/31/02

SHEET METAL WORKERS' NATIONAL PENSION FUND

May 29, 2002

<u>Via Facsimile to: (858) 746-2910 and by Airborne Express</u>

Walter Flicker
Secretary
Resmed, Inc.
14040 Danielson Street
Poway, CA 92064

RE: Shareholder Proposal

Dear Mr. Flicker:

On behalf of the Sheet Metal Workers' National Pension Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Resmed, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal requests that the Board of Directors take the necessary steps to adopt a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 5,700 shares of the Company's common stock which have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at (703)739-7000. Copies of correspondence should be forwarded to Mr. Craig Rosenberg, Taft-Hartley Shareholder Services, Inc. (Proxy Monitor), Two Northfield Plaza, Suite 211, Northfield, IL 60093.

Sincerely,

Matthew Hernandez /kfw

Matthew Hernandez
Corporate Governance Advisor

Cc: Craig Rosenberg

Edward F. Carlough Plaza
North Fairfax Street Suite 500 Alexandria, VA 22314-2075
(703) 739-7000 Fax (703) 683-0932

Stock Option Expensing Proposal

Resolved, that the shareholders of ResMed Inc. ("Company") hereby request that the Company's Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives.

Statement of Support: Stock options are an important component of our Company's overall executive compensation program. The grant of stock options is designed to provide positive incentives for executives to focus on the creation of long-term corporate value. The increasing use of stock options at a time of growing investor skepticism of the accuracy and transparency of corporate financial reporting has prompted an intense public debate on the appropriate accounting treatment for stock options. Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Nearly all companies, including our Company, opt to report the calculated cost of company stock options as a footnote in the corporate annual report. Thus, the option costs are not included in the determination of the companies' operating income. We believe that including the estimated costs of stock option grants in company income statements would more accurately reflect a company's operational earnings.

A Standard & Poor's ("S&P") recent report entitled "Measures of Corporate Earnings" (Revised May 14, 2002) sets out a new formula for more accurately calculating the after-tax earnings generated from a corporation's principal business or businesses. S&P's call for a more accurate "core earnings" calculation of corporate operational earnings was prompted in large measure by investor concerns about the transparency, accuracy and reliability of corporate financial reporting. One of the key reporting items that the S&P report examined was the accounting treatment of stock option grants. The compelling logic advanced by S&P for including stock option costs in earnings statements is that these stock grants are components of executive compensation plans, and like other compensation components, such as salaries, cash bonuses and other employee benefits, should be included as expenses in the calculation of operational earnings. S&P's research indicates that the expensing of option grant costs would have lowered operational earnings at companies by as much as 10% in 2000.

We believe the failure to treat stock option grant costs as expenses on corporate income statements can misrepresent the level of profits at a company. We believe that the failure to expense executive stock option costs can result in a "no-cost" executive compensation mentality that can promote the excessive use of stock options.

We believe that expensing of stock option costs would help promote more modest and appropriate use of stock options in executive compensation plans. Like S&P and many other investors, we believe that investors are entitled to and need an accurate picture of company operational earnings and the true cost of executive compensation programs. We urge your support of this important reform designed to improve corporate financial reporting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ResMed, Inc.
Incoming letter dated July 3, 2002

The proposal requests that the board of directors establish a policy and practice of expensing in the company's annual income statement the costs of all future stock options issued to Company executives.

There appears to be some basis for your view that ResMed may exclude the proposal under rule 14a-8(i)(7) as relating to ordinary business matters, (i.e., choice of accounting methods). Accordingly, we will not recommend enforcement action to the Commission if ResMed omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ResMed relies.

Sincerely,

Keir Devon Gumbs
Special Counsel